UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NEXA RESOURCES S.A.
(Name of Subject Company – Issuer)

BOLIDEN AB
(Names of Filing Persons — Offerors)

Common Shares, par value US$1.00 per share
(Title of Class of Securities)

L67359 106
(CUSIP Number of Class of Securities)

Eva Rydén
Klarabergsviadukten 90
111 64 Stockholm Sweden
Tel.: + 46 8 610 15 00
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Evan S. Simpson
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel.: +44 20 7959 8900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement relates solely to preliminary communications made before commencement of a proposed tender offer for common shares, par value US$1.00 per share (“Shares”), of Nexa Resources S.A. , a Luxembourg public limited liability company with registered office at 37A, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg, registered with the registry of trade and companies, Luxembourg, under number B 185489 (“Nexa”), by Boliden AB, a Swedish public limited liability Company (“Boliden”). Boliden has agreed, subject to closing of its acquisition of Shares from Votorantim S.A., to commence an offer to purchase for cash all remaining Shares held by Nexa minority shareholders pursuant to the Facilitation Agreement, dated as of August 27, 2026, by and among Nexa and Boliden.

This Tender Offer Statement consists of the following document relating to the proposed tender offer:

•	Press Release, dated August 27, 2026

•	Investor Presentation, dated August 27, 2026

•	Webcast Transcript, dated August 27, 2026

•	Interview Transcript, dated August 27, 2026

The items listed above were first used or made available on August 27, 2026.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Nexa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Nexa common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Boliden, and the solicitation/recommendation statement will be filed with the SEC by Nexa. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Statements in this communication relating to future status and circumstances, including statements the proposed Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “believes”, “intended” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results may differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Boliden. Any such forward-looking statements speak only as of the date on which they were made, and Boliden has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

Item 12. Exhibits.

99.1	Press Release, dated August 27, 2026

99.2	Investor Presentation, dated August 27, 2026

99.3	Webcast Transcript, dated August 27, 2026

99.4	Interview Transcript, dated August 27, 2026